Exhibit 12

Xerox Corporation

Computation of Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) before income taxes, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

As of July 1, 2003, we adopted both Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS No. 150”) and FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). In December 2003, the FASB revised FIN 46, in part, to clarify certain of its provisions. The revision to FIN 46 addressed ownership provisions related to consolidation. This guidance resulted in the holders of the preferred securities being considered the primary beneficiaries of these trusts. As such, we are no longer permitted to consolidate these entities. As a result, we were required to deconsolidate all three of our subsidiary trusts (Capital Trust I, Capital Trust II and Capital LLC), two of which issued the securities previously reclassified in accordance with the adoption of SFAS No. 150.

We have deconsolidated the three trusts and reflected our obligations to them within the balance sheet liability caption “Liability to subsidiary trusts issuing preferred securities.” In addition to deconsolidating these subsidiary trusts, the interest expense on the loans has been included within “Other expenses, net” with the tax effects presented within “Income taxes (benefits).” Accordingly, $145 million, $145 million, $64 million, $56 million and $55 million is included in non-financing interest expense for each of the five years ended December 31, 2003, respectively.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series B convertible preferred stock and our Series C mandatory convertible preferred stock. The Series B dividends are tax deductible and, as such, are equivalent to the pre-tax earnings required to cover such dividends.

	Year Ended December 31,
(In millions)	2003	2002	2001	2000	1999
Fixed charges:
Interest expense	$884	$896	$1,001	$1,146	$897
Portion of rental expense which represents interest factor	77	82	111	115	132

Total fixed charges before capitalized interest	961	978	1,112	1,261	1,029
Capitalized interest	—	—	—	3	8

Total fixed charges	$961	$978	$1,112	$1,264	$1,037

Earnings available for fixed charges:
Earnings	$494	$158	$381	$(365)	$1,268
Less: Undistributed equity in income of affiliated companies	(37)	(23)	(20)	(25)	(10)
Add: fixed charges before capitalized interest and preferred stock dividends	961	978	1,112	1,261	1,029

Total earnings available for fixed charges	$1,418	$1,113	$1,473	$871	$2,287

Ratio of earnings to fixed charges	1.48	1.14	1.32	*	2.21

*	Earnings for the year ended December 31, 2000 were inadequate to cover fixed charges by $393 million.

Xerox Corporation

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(In millions)	2003	2002	2001	2000	1999
Fixed charges:
Interest expense	$884	$896	$1,001	$1,146	$897
Portion of rental expense which represents interest factor	77	82	111	115	132

Total fixed charges before capitalized interest and preferred stock dividends pre-tax income requirement	961	978	1,112	1,261	1,029
Capitalized interest	—	—	—	3	8
Preferred stock dividends pre-tax income requirement	90	78	13	53	54

Total combined fixed charges and preferred stock dividends	$1,051	$1,056	$1,125	$1,317	$1,091

Earnings available for fixed charges:
Earnings	$494	$158	$381	$(365)	$1,268
Less: Undistributed equity in income of affiliated companies	(37)	(23)	(20)	(25)	(10)
Add: fixed charges before capitalized interest and preferred stock dividends	961	978	1,112	1,261	1,029

Total earnings available for fixed charges	$1,418	$1,113	$1,473	$871	$2,287

Ratio of earnings to combined fixed charges and preferred stock dividends	1.35	1.05	1.31	*	2.10

*	Earnings for the year ended December 31, 2000 were inadequate to cover combined fixed charges and preferred stock dividends by $446 million.